Contact

9196723730 (Mobile)
drlizcomms@nasaclip.com

www.linkedin.com/in/
elizabethpclayborne (LinkedIn)

Top Skills

Research
Public Health
Clinical Research

Certifications

ACLS
ATLS
American Board of Emergency
Medicine

Publications

Dr. Clayborne Media

Elizabeth Clayborne, MD, MA

CEO & Co-Founder at NasaClip | Emergency Physician | Keynote
Speaker
Washington DC-Baltimore Area

Summary

Dr. Elizabeth Clayborne was born and raised in Denver, Colorado.
She attended Duke University as an undergraduate where she
designed her own major in Medical Ethics and Religion. Prior to
medical school she completed a two-year research fellowship at
National Institutes of Health in the Social and Behavioral Research
Branch of the National Human Genome Research Institute with
a research focus on race, ethnicity and genetics. Dr. Clayborne
attended medical school at Case Western Reserve University where
she completed a dual MD/MA Bioethics degree in 4 years. She went
on to complete residency in Emergency Medicine at the George
Washington University Hospital and served as Chief Resident in her
fourth year.

Dr. Clayborne is currently a faculty member at the University of
Maryland School of Medicine Department of Emergency Medicine
with an academic focus on ethics, health policy, end of life care and
innovation/entrepreneurship.

She developed a novel nosebleed device, NasaClip, as a resident
and in 2015 was awarded the NSF I-Corps grant which helped to
launch her company NasaClip. She has raised over $3M in funding
and was awarded a NSF SBIR Phase I grant for $256K of non-
dilutive funds. Her company launched the Class I version of her
device into the market in late 2023.

Dr. Clayborne is the former Chair of the MedChi Committee on
Ethics and Judicial Affairs, serves on the Ethics Committee of the
American College of Emergency Physicians and is a member of
multiple academic and professional organizations. She has been
featured on several national interviews on networks such as CNN,
MSNBC and CBSN discussing COVID-19 and health equity and
ethics issues. She also did a TEDx talk on advance care planning
entitled: "How to protect your body and your doctor's soul during

Covid-19". Dr. Clayborne looks forward to continuing her career as a practicing emergency physician, innovator and leader in health care policy and reform. Follow her on Twitter, TikTok and Instagram @DrElizPC.

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Experience

NasaClip
Chief Executive Officer
July 2015 - Present (9 years 4 months)
Highland, Maryland, United States

CEO & Co-Founder of NasaClip. I invented a novel nosebleed device, NasaClip, to provide a safe, effective, hands-free nosebleed rescue for anyone in any environment.

University of Maryland Medical Center
Adjunct Assistant Professor
September 2015 - Present (9 years 2 months)
Baltimore, Maryland Area

UM Capital Region Medical Center
UM Laurel Medical Center
UM Bowie Health Center

Faculty Interests: Ethics, Health Policy, End of Life Care, Innovation and Entrepreneurship

MEP Health
Emergency Physician
July 2014 - August 2015 (1 year 2 months)
Cumberland, Maryland Area

The George Washington University Medical Center
Resident Physician Emergency Medicine
May 2011 - June 2015 (4 years 2 months)

Chief Resident July 2014-June 2015

Clinovations
Physician Consultant
January 2013 - May 2014 (1 year 5 months)

National Institutes of Health

IRTA Fellow

August 2005 - April 2007 (1 year 9 months)

NIH

Intramural Research Training Award in the Social and Behavioral Research Branch of the National Human Genome Research Institute; research focus on Race, Ethnicity and Genetics

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Education

The George Washington University

Emergency Medicine Residency · (2011 - 2015)

Case Western Reserve University School of Medicine

MD, Medicine · (2007 - 2011)

Case Western Reserve University School of Medicine

MA Bioethics, Bioethics/Medical Ethics · (2007 - 2011)

Duke University

Bachelor of Arts - BA, Bioethics/Medical Ethics · (September 2001 - May 2005)

Duke University

BA, Medical Ethics & Religion · (2001 - 2005)